Exhibit 99.1

LAKE SHORE GOLD CORP.

Consolidated Financial Statements

(December 31, 2010 and 2009)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Lake Shore Gold Corp.

We have audited the accompanying consolidated financial statements of Lake Shore Gold Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of (loss) income and deficit, comprehensive (loss) income and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Lake Shore Gold Corp. as at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
March 9, 2011

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

As at December 31,	2010	2009
Assets
Current
Cash and cash equivalents	$92,232	$132,920
Exploration advances and other receivables	5,618	3,810
	97,850	136,730
Available-for-sale investments and warrant investments note 5	2,014	492
Equity investments note 6	10,748	653
Restricted cash note 7	5,418	4,766
Property, plant and equipment (net of accumulated amortization) note 9	51,733	28,723
Resource properties and deferred exploration note 10	956,555	849,193
	$1,124,318	$1,020,557
Liabilities
Current
Accounts payable and accrued liabilities	$23,423	$19,352
Current portion of capital lease obligations note 11	6,159	3,119
	29,582	22,471
Capital lease obligations note 11	10,454	5,764
Asset retirement obligations note 12	1,858	1,728
Future income taxes note 13	148,097	152,975
	160,409	160,467
Shareholders’ Equity
Share capital note 14(b)	940,556	827,795
Contributed surplus note 14(f)	17,720	25,940
Accumulated other comprehensive income note 14(g)	955	26
Deficit	(24,904)	(16,142)
	(23,949)	(16,116)
	934,327	837,619
	$1,124,318	$1,020,557

Commitments and contingencies notes 10, 14 and 19

Subsequent events note 21

See accompanying notes to consolidated financial statements

Approved by the Board

[signed by Alan C. Moon]	[signed by Arnold Klassen]

Alan C. Moon	Arnold Klassen
Director	Director

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND DEFICIT

(in thousands of dollars)

For the years ended December 31,	2010	2009
Expenses
Corporate costs note 14(d)	$9,667	$7,248
General exploration note 14(d)	738	699
Shareholder information	499	512
Legal and accounting	827	496
Travel	580	541
Net loss on equity investments note 6	257	—
Net gain on sale of resource properties and deferred exploration note 6	(2,201)	—
Write-off of resource properties and deferred exploration note 10	891	210
Depreciation of property, plant and equipment	193	249
Accretion of asset retirement obligations note 12	179	146
Unrealized foreign exhange loss note 13	258	—
Loss before the undernoted	(11,888)	(10,101)
Interest expense	(209)	(70)
Interest and other income	1,019	477
Realized and unrealized gain on warrant investments at fair value note 5	1,180	—
Loss before income taxes	$(9,898)	$(9,694)
Recovery of income taxes note 13	1,159	11,829
Net (loss) income for the year	$(8,739)	2,135
Deficit, beginning of year	$(16,142)	$(18,277)
Loss on issuance of treasury shares note 14 (b)	(23)	—
Deficit, end of year	$(24,904)	$(16,142)
Net (loss) income per share - basic and diluted note 14(h)	$(0.02)	$0.01
Basic weighted-average number of shares outstanding (000’s)	357,506	224,278
Diluted weighted-average number of shares outstanding (000’s) - note 14(h)	357,506	229,753

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(in thousands of dollars)

For the years ended December 31,	2010	2009
Net (loss) income for the year	$(8,739)	$2,135
Other comprehensive income (net of tax) note 5	929	26
Comprehensive (loss) income for the year	$(7,810)	$2,161

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)

For the years ended December 31,	2010	2009
Operating Activities
Net (loss) income for the year	$(8,739)	$2,135
Stock-based compensation note 14(d)	3,460	1,692
Net gain on sale of resource properties and deferred exploration	(2,201)	—
Recovery of future income taxes	(1,159)	(11,829)
Realized and unrealized gain on warrants investments at fair value	(1,180)	—
Write-off of resource properties and deferred exploration	891	210
Gain on equipment sale note 9	(269)	—
Unrealized foreign exchange loss	258	—
Shares issued for services	65	—
Net loss on equity investments	257	—
Depreciation	193	249
Accretion of asset retirement obligations	179	146
	$(8,245)	$(7,397)
Change in non-cash operating working capital items:
(Decrease) increase in exploration advances and other receivables	(1,465)	897
Increase (decrease) in accounts payable and accrued liabilities	1,594	(1,118)
Cash used in operating activities	$(8,116)	$(7,618)
Investing Activities
(Increase) decrease in restricted cash	$(652)	$135
Net cash on acquisition of West Timmins Mining Inc. note 8	—	8,386
Acquisition of Bell Creek West properties note 10	—	(15,183)
Investments in public companies notes 5 and 6	(4,615)	(900)
Proceeds from equipment sale note 9	269	—
Additions to property, plant and equipment	(14,877)	(7,486)
Resource properties and deferred exploration expenditures (net of pre-production revenue)	(103,635)	(85,221)
Cash used in investing activities	$(123,510)	$(100,269)
Financing Activities
Proceeds from private placements / public offerings (net of share issue costs)	$90,407	$149,104
Exercise of stock options and warrants	7,308	9,757
Payment of capital lease obligations	(6,777)	(3,373)
Cash provided by financing activities	$90,938	$155,488
(Decrease) increase in cash and cash equivalents during the year	$(40,688)	$47,601
Cash and cash equivalents at beginning of year	132,920	85,319
Cash and cash equivalents at end of year	$92,232	$132,920

Supplemental cash flow information note 18

See accompanying notes to consolidated financial statements

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

1.              DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. (“Lake Shore Gold” or the “Company”) is engaged in the exploration and development of gold properties in Northern Ontario, Quebec and Mexico. The Company has identified economically recoverable reserves at its Timmins Mine and declared commercial production for the Mine effective January 1, 2011.

2.              SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and reflect the following policies:

a)              Basis of Consolidation

The consolidated financial statements include all the accounts of the Company and its wholly-owned subsidiaries. On November 6, 2009, the Company acquired all of the shares of West Timmins Mining Inc. (“West Timmins Mining”, note 8), and West Timmins and its wholly-owned Mexican subsidiary became wholly-owned subsidiaries of Lake Shore Gold. All intercompany balances and transactions have been eliminated upon consolidation.

The Company participates in unincorporated joint ventures which are not variable interest entities. The Company proportionately consolidates its interest in these unincorporated joint ventures.

b)              Financial Instruments

The Company classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables or other financial liabilities. Items held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of income (loss) and deficit.

The Company has designated its cash and cash equivalents, restricted cash and warrants as held-for-trading, which are measured at fair value. Exploration advances and other receivables are classified as loans and receivable and are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities and are measured at amortized cost. The Company has classified its investments in certain public companies (note 5) as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of accumulated other comprehensive income (loss). These amounts will be reclassified from shareholders’ equity to net income (loss) when the investments are sold or when the investments are impaired and the impairment is considered less than temporary.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception. Costs considered as commitment fees paid to financial institutions are recorded in other assets, and amortized on a straight-line basis over the term of the commitment.

The warrant investments are considered derivatives and marked to market each period end with the change in the value recorded on the consolidated statement of (loss) income and deficit.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

The fair values of the Company’s financial instruments are determined as follows:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e as prices) or indirectly (i.e derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

c)              Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

d)              Investments in Entities Subject to Significant Influence

The Company has equity interests in two entities on which it exercises significant influence. These interests are recorded as investments accounted for using the equity method. The investments are initially recorded at the consideration amounts given up on the dates the equity interests were acquired. Thereafter, the Company records additional funds invested and its share of the equity investees’ earnings or loss as an increase or decrease to the carrying amounts of its investments.

e)              Property, Plant and Equipment

Property, plant and equipment are recorded at cost and include assets of a capital nature that are currently used and amortized. Property, plant and equipment are amortized on a straight-line basis over the asset’s useful life.

Depreciation rates for each class of asset are as follows:

Office equipment	20%
Computer equipment	30%
Mining equipment	3-7 years
Buildings and milling equipment	7-20 years

f)                Resource Properties and Deferred Exploration

Resource properties and related exploration and development costs are recorded at cost on a property-by-property basis.

The Company considers its exploration and evaluation costs to have the characteristics of property, plant and equipment. As such, the Company defers all exploration and evaluation costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties, until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made. Costs incurred for general exploration, including expenditures of a general reconnaissance nature, that are not project specific or do not result in the acquisition of resource properties are charged to operations.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Property, plant and equipment currently not in use are recorded as resource properties and deferred exploration until those properties are brought into commercial production, at which time they will be reclassified in property, plant and equipment and amortized over the life of the mine on a unit-of-production basis, except where the life of the asset is less than the life of the mine, in which case depreciation will be recorded on a straight-line basis over its useful life, or until the properties are abandoned, sold or considered to be impaired in value, at which time, an appropriate charge will be made.

Long-lived assets, including resource properties and deferred exploration, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset, whenever the future cash flows to be generated by the asset can be estimated. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For resource properties for which the Company has not established mineral reserves, and therefore does not have a basis to prepare cash flow projections to support the carrying amount of these properties, other factors such as gold prices, the ability of the Company to finance the projects and exploration results to date, are considered in determining whether a write down is required.

g)             Future Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h)             Asset Retirement Obligations

Asset retirement obligations consist of legal obligations associated with the retirement of tangible, long-lived assets that result from the acquisition, construction, development or operation of the assets. The retirement of a long-lived asset is its permanent removal from service, sale, abandonment or disposal.

Asset retirement obligations are recognized as they are incurred and recorded as liabilities at fair value. The liability is accreted over time through periodic charges to income. Actual expenditures incurred are charged against the accumulated obligation. The asset retirement cost is capitalized as part of the related asset’s carrying value and depreciated over the asset’s useful life.

i)                Comprehensive Income (Loss)

Comprehensive income (loss) comprises the Company’s net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on financial assets classified as available-for-sale, net of income taxes. The components of the comprehensive income (loss) are disclosed on the consolidated statements of comprehensive income (loss).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

i)                Stock-based Compensation

The Company has a stock-based compensation plan which is described in note 14 (c).

The stock-based compensation cost is based on the estimated fair value of new options granted to employees, consultants, officers and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option-pricing model and is expensed over the vesting period. The stock-based compensation cost is recognized as an expense on the consolidated statements of loss and deficit or capitalized on resource properties and deferred exploration (options granted to individuals involved on specific projects). The Company has not incorporated a forfeiture rate for stock options that will not vest, rather the Company accounts for forfeitures as they occur.

j)                Basic and Diluted Income (Loss) per Share

Basic income (loss) per share is computed by dividing net income (loss) by the weighted average number of outstanding common shares for the period. In computing diluted income (loss) per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In periods where a net loss is reported, all outstanding options and warrants are excluded from the calculation of diluted loss per share, as they are anti-dilutive.

k)            Measurement Uncertainty

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates where management’s judgment is applied include asset valuations, asset retirement obligations, income taxes, stock based compensation, timing of commercial production and ability to continue as a going concern. Actual results may differ from those estimates.

l)                Defined Contribution Pension Plan

The Company has a defined contribution pension plan which covers all the Company’s employees. Under the plan provisions, the Company contributes a fixed percentage of the employees’ salary to the pension plan. The employees are able to direct the contributions into a variety of investment funds offered by the plan. Pension costs associated with the Company’s required contributions under the plan are recognized as incurred and charged to the consolidated statements of (loss) income and deficit (as part of corporate costs) or capitalized on resource properties and deferred exploration for employees involved in the specific projects. During the year ended December 31, 2010, the Company recorded $132 of pension expense (2009 - $65) and capitalized $1,089 (2009 - $586) to resource properties and deferred exploration.

m)          Foreign Currency Translation

The Company’s Mexican subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate at in effect at the balance sheet date and non-monetary items are translated at the historical exchange rate. Income and expenses items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income (loss) for the year.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

3.              CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Convergence with International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on and after January 1, 2011. The Company’s first mandatory filing under IFRS, which will be the first quarter of 2011, will contain IFRS-compliant information on a comparative basis, as well as reconciliations for that quarter and as at the January 1, 2010 transition date. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

4.              CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it to effectively support the acquisition, exploration and development of mineral properties. In the definition of capital, the Company includes, as disclosed on its consolidated balance sheet: share capital, deficit, contributed surplus and cash and cash equivalents. The Company’s capital at December 31, 2010 and 2009 is as follows:

As at December 31,	2010	2009
Share capital	$940,556	$827,795
Contributed surplus	17,720	25,940
Deficit	(24,904)	(16,142)
Cash and cash equivalents	92,232	132,920
	$1,025,605	$970,514

The Company believes it has sufficient funds to finance its current operating, development and exploration expenditures. Longer term, the Company may pursue opportunities to raise additional capital through equity and/or debt markets as it progresses with its projects and properties. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2010. Subsequent to year end 2010, the Company finalized a US$50 million, three-year corporate revolving credit facility (the “Facility”) with UniCredit Bank AG (“UniCredit” — note 15). Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

5.              AVAILABLE-FOR-SALE INVESTMENTS AND WARRANT INVESTMENTS

Available for Sale Investments

Available-for-sale investments at December 31, 2010 are $1,479 (December 31, 2009 - $245). The Company holds available-for-sale investments in four public companies; with the exception of the investment in Adventure Gold (below), the Company acquired the other investments with the acquisition of West Timmins Mining (note 8).

On May 6, 2010, the Company acquired 1,000,000 units, each consisting of one common share and a half common share purchase warrant of Adventure Gold Inc. (“Adventure Gold”) for $200, representing 0.03% of the outstanding common shares of Adventure Gold; the warrants were valued at $37, with the difference from cash paid of $200 being the value of the Company’s investment in Adventure Gold ($163).

In 2010, the Company recorded $929 of unrealized gain as other comprehensive income (net of future income tax recovery of $117), being the change in the market value of its available-for-sale investments during the year.

Warrant Investments

As at December 31, 2010, the Company holds the following warrant investments:

		Number of	Exercise
Company issuing	Date acquired	warrants	price	Expiry date
RT Minerals note 6	December 31, 2009	6,000,000	$0.25	January 4, 2012
	January 6, 2010	1,500,000	$0.20	January 7, 2012
	December 31, 2010	750,000	$0.20	December 31, 2012
		8,250,000
Adventure Gold	May 6, 2010	500,000	$0.27	May 7, 2012
		500,000

Movements on warrant investments for the year ended December 31, 2010 are as follows:

	Northern Superior
Year ended December 31, 2010	Resources Inc.	RT Minerals	Adventure Gold	Total
Balance, beginning of year	—	$247	—	$247
Additions	803	143	37	983
Realized and unrealized gain (loss)	1,072	(27)	135	1,180
Warrants exercised	(1,875)	—	—	(1,875)
Balance, end of year	—	$363	$172	$535

As part of the sale agreement of the Company’s interest on the Ti-pa-haa-kaa-ning property to Northern Superior Resources Inc. (“Northern Superior” — note 6), the Company received 12,500,000 common share purchase warrants (exercisable each for one common share of Northern Superior at $0.30 to May 27, 2015; the Company was required to exercise the warrants within 30 days after the weighted average closing price of Northern Superior for twenty consecutive trading days reached at least $0.35); as result of

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

this requirement, on October 27, 2010, the Company exercised the warrants for $3,750; the value of warrant investments on Northern Superior at date of acquisition was determined using the Monte-Carlo simulation pricing model (Level 2 inputs), using a volatility of 150%.

The value of warrant investments on RT Minerals Resources Inc. (“RT Minerals”) and Adventure Gold at December 31, 2010 was determined using the Black-Scholes option pricing model (Level 2 inputs) with the following assumptions:

For RT Minerals warrants: warrants acquired on December 31, 2009 and January 6, 2010 - no dividends are to be paid; volatility of 40% (at acquisition date — 40%); risk free interest rate of 1.70% (at acquisition date - 1.41%), and expected life of 1.0 year (at acquisition date, 2.0 years); warrants acquired on December 31, 2010 - no dividends are to be paid; volatility of 40%; risk free interest rate of 1.70% and expected life of 2.0 years.

For Adventure Gold warrants: no dividends are to be paid; volatility of 123% (at acquisition date — 107%); risk free interest rate of 1.70% (at acquisition date - 1.89%); and expected life of 1.4 years (at acquisition date— 2.0 years).

6.              EQUITY INVESTMENTS

The Company accounts for the investments in RT Minerals and Northern Superior under the equity method of accounting, as it has representation on the Board of Directors of the respective companies and thus has significant influence. The Company’s interest on the equity investees at December 31, 2010 and 2009 is as follows:

	December 31, 2010			December 31, 2009
		Company’s	Quoted		Company’s
		interest on the	market	Number of	interest on the	Quoted market
Equity investee	Number of shares	investee	price/share	shares	investee	price/share
RT Minerals	19,000,000	27.21%	0.24	6,000,000	22.17%	0.35
Northern Superior*	38,200,000	24.39%	0.84	75,000	0.07%	0.14

* The investment in Northern Superior at December 31, 2009 was considered as available-for-sale

The Company acquired the investments in RT Minerals and Northern Superior through a combination of cash transactions and as part of agreements for sale or exchange of resource properties (as described in details under each investment below), as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Acquired for cash consideration:

		Number acquired		Cash consideration allocated
			Warrants			Total cash
Equity investee	Date acquired	Shares	(note 5)	Shares	Warrants	consideration
RT Minerals
	December 31, 2009	6,000,000	6,000,000	$653	$247	$900
	January 6, 2010	1,500,000	1,500,000	213	87	300
	December 31, 2010	1,500,000	750,000	184	56	240
		9,000,000	8,250,000	$1,050	$390	$1,440
Northern Superior	September 9, 2010	625,000	—	$125	—	$125
	October 27, 2010*	12,500,000	—	3,750	—	3,750
		13,125,000	—	$3,875	—	$3,875

*Prior to the exercise of the warrants, the Company held the warrants as an investment at fair value (note 5). On exercise of the warrants for cash of $3,750, the fair value of the warrants at date of the exercise of $1,875 was also transferred to the Company’s carrying value of its equity investment in Northern Superior.

Acquired as part of agreements for sale or exchange of resource properties:

		Number acquired		Fair value allocated
Equity investee	Date acquired	Shares	Warrants	Shares	Warrants	Total fair value
RT Minerals	December 31, 2010	10,000,000	—	$792	$0	$792
Northern Superior	May 27, 2010	25,000,000	12,500,000	$3,413	$804	$4,217

The difference between the Company invested value and the Company’s share of the net book value of equity investee is allocated to the resource properties of the equity investee:

			Company’s interest on
		Acquisition value	the investee at date of	Company’s share on net
Equity investee	Acquisition date	(accumulated)	transaction	book value of investee
RT Minerals	December 31, 2009	$900	22.17%	$394
	January 6, 2010	$1,200	26.00%	$617
	December 31, 2010	$2,232	27.21%	$1,926
Northern Superior	May 27, 2010	$4,217	19.46%	$2,945
	September 9, 2010	$4,342	19.76%	$3,774
	October 27, 2010	$9,163	25.87%	$5,152

Movements on equity investments for the year ended December 31, 2010 are as follows:

		Northern Superior
Year ended December 31, 2010	RT Minerals	Resources Inc.	Total
Balance, beginning of year	$653	—	$653
Additions	1,189	9,163	10,352
Dilution gain	130	33	163
Company’s share of net loss	(214)	(206)	(420)
Balance, end of year	$1,758	$8,990	$10,748

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Investment in RT Minerals

As part of the acquisition of the equity interest in RT Minerals on December 31, 2009, Lake Shore Gold and RT Minerals entered into a Strategic Alliance Agreement, which provides the Company with certain rights, including a right to participate pro rata in any future equity financings by RT Minerals, a right to appoint two members to the board of directors of RT Minerals, a right of first refusal in the event RT Minerals seeks to sell or joint venture any of its properties, and an option to acquire a 50% interest in RT Minerals’ Golden Property.

On December 31, 2010, the Company acquired an additional 11,500,000 common shares of RT Minerals; of the shares acquired, 1,500,000 common shares were purchased as part of a treasury issuance by RT Minerals for cash consideration of $240. The remaining 10,000,000 common shares were acquired through a private transaction whereby the Company transferred its 100 % interest in Bazooka and another non-core property to RT Minerals. As part of this later transaction, RT Minerals granted the Company a right, (the “Back-in-Right”) to acquire 50% of RT Minerals’ 25% interest in the Meunier property, a property contiguous to the west boundary of the Company’s Timmins Mine project, by paying to RT Minerals $500. The Company can exercise the Back-In-Right after RT Minerals has earned the first 25% interest in the Meunier property, in accordance with an agreement between RT Minerals and Adventure Gold. As part of the May 6, 2010 transaction (note 5), whereby the Company acquired an interest in Adventure Gold, the Company, RT Minerals, and Adventure Gold had entered into an option agreement, which provided the Company with certain rights, including a right of first refusal of all future production financing, debt financing or equity financing by RT Mineral or Adventure Gold pertaining to the Meunier property, and an option to acquire a 10% interest in that property (the “Meuiner option agreement”). As part of the December 31, 2010 transaction, RT Minerals also transferred to the Company its 100% interest in the Golden property.

As a result of the December 31, 2010 transaction, the Company’s equity investment and warrant investment, respectively, increased by $976 and $56, the resource properties and deferred exploration increased by net $1,880 and the Company recorded a gain of $2,672.

During 2010, the Company recorded a dilution gain on its investment in RT Minerals, due to the Company not participating in certain share issuances by RT Minerals during the first nine months of the year.

Investment in Northern Superior Resources Inc.

On May 27, 2010, the Company signed an agreement with Northern Superior, for the sale of the Company’s 50% ownership interest in the Ti-pa-haa-kaa-ning property to Northern Superior. In consideration the Company received 25,000,000 common shares of Northern Superior and 12,500,000 common share purchase warrants; the warrants were exercised (as provided in the agreement, note 5) on October 27, 2010 for $3,750.

As part of the agreement, the Company also received an assignable 2% net smelter royalty (“NSR”) on all minerals produced from Ti-pa-haa-kaa-ning, with Northern Superior having the right to purchase back one quarter of the NSR (0.5%) for $1,000. Effective January 1, 2010 all expenditures on the property became the responsibility of Northern Superior. The Company recorded a loss of $471 on the transaction, offset by a future income tax recovery of $585 (the Company and Northern Superior signed a tax election form which allowed the Company to keep the tax accumulated Canadian exploration expenditures related to the property).

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Subsequent to year end, the Company interest in Northern Superior increased to 26.49% (44,930,769 common share of Northern Superior) as the Company acquired an additional 6,730,769 common shares of Northern Superior through a private transaction for $5,385.

7.              RESTRICTED CASH

Restricted cash includes secured funds for letters of credit issued by the Company in favour of the Ontario Ministry of Northern Development, Mines and Forestry as security for the Company’s obligations under the Closure Plans submitted for various properties totaling $4,553 (2009 - $4,137) and other letters of credit issued under various agreements totaling $865 (2009 — 629). During 2010, the Company issued letters of credit of $652 (2009 — received net cash of $135). These funds are restricted and not available for current operations.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

8.            ACQUISITION OF WEST TIMMINS MINING INC.

On November 6, 2009, the Company acquired all of the issued and outstanding common shares of West Timmins Mining by issuing 103,951,125 common shares of the Company (each West Timmins Mining common share outstanding on November 6, 2009 was exchanged for 0.73 of a Lake Shore Gold common share). The outstanding West Timmins Mining stock options and warrants were exchanged into 4,370,179 options and 4,180,085 warrants of Lake Shore Gold, at the same exchange ratio of 0.73.

The Company’s shares issued were valued at $399,172 and the options and warrants at $13,128 and $11,591 respectively. The Company incurred related transaction costs of $4,499 and share issue costs of $170. At the time of acquisition, West Timmins Mining held 25,000 shares of Lake Shore Gold, valued at $95.

The fair value of stock options and warrants was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $3.00 and $2.95, respectively for options and warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 71% to 85% and 81% to 83%, respectively for options and warrants; risk free interest rate of 1.30% to 2.42% and 1.31%, respectively for options and warrants and expected life of 0.6 to 3.2 years and of 0.73 to 1.1 years, respectively for options and warrants. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

The transaction was treated as an asset acquisition for accounting purposes and the allocation of the purchase price has been finalized during 2010. The consideration paid by the Company has been allocated to assets and liabilities acquired as follows:

Total
Cash	$13,056
Investments in public listed companies	218
Property, plant and equipment	44
Resource properties and deferred exploration	554,606
Working capital	(482)
Treasury shares	95
Future tax liabilities	(139,147)
Purchase price	$428,390
Consideration:
Common shares	$399,172
Options and warrants	$24,719
Cash	4,499
Total purchase price consideration	$428,390

The transaction resulted in the Company acquiring 100% ownership of the Thunder Creek property (note 10), an interest in several other exploration properties in the proximity of Thunder Creek, including 100% interest in the Gold River Trend (Thorne) and Highway144 properties, and interest in several properties in Mexico.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

As a result of the finalization of the purchase price allocation in 2010, the resource properties and deferred exploration balances decreased by $8,990 from the original allocation with a corresponding decrease in the future tax liabilities. The decrease is due to the recognition of certain tax pools in Canada and Mexico.

The Canadian properties were valued at $442,347 (including future tax liability of $111,138) and the 100% owned Mexican properties at $112,259 (including future tax liability of $28,009).

9.            PROPERTY, PLANT AND EQUIPMENT

The details of property, plant and equipment at December 31, 2010 are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Office equipment	$213	$121	$92
Computer equipment	1,321	802	519
Mining and milling equipment	59,732	8,610	51,122
	$61,266	$9,533	$51,733

At December 31, 2009:

	Cost	Accumulated Amortization	Net Book Value
Office equipment	$213	$78	$135
Computer equipment	1,271	436	835
Mining and milling equipment	31,072	3,319	27,753
	$32,556	$3,833	$28,723

Mining and milling equipment at December 31, 2010, includes cost of $26,010 (December 31, 2009 - $12,174) and accumulated amortization of $3,715 (December 31, 2009 - $1,059) of capital equipment and vehicles under capital lease (note 11).

The amortization of equipment used in the exploration activities is capitalized in resource properties and deferred exploration ($5,507 for the year ended December 31, 2010; $2,705 for the year ended December 31, 2009).

During 2010, the Company received cash proceeds of $269 from the sale of mining equipment which was written off in 2007.

10.     RESOURCE PROPERTIES AND DEFERRED EXPLORATION

For the year ended December 31, 2010:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

			Thunder Creek
			& acquired
			West Timmins
	Timmins	Bell Creek	Canadian			Mexican
	Mine Project	Properties	Properties	Casa Berardi	Other(1)	Properties	Total
Balance, beginning of year	$174,047	$89,695	$454,451	$2,091	$11,887	117,022	$849,193
Property acquisition, assessment and maintenance	6	352	4,088	42	2,882	1,175	8,545
Adjustment on the finalisation of purchase price allocation of West Timmins Mining note 8	—	—	(4,235)	—	—	(4,755)	(8,990)
Bell Creek Mill	—	24,769	—	—	—	—	24,769
Analytical	24	638	217	67	24	577	1,547
Geology	195	263	118	46	—	673	1,295
Drilling	4,236	8,305	7,407	919	589	291	21,747
Project administration	34	464	586	77	24	283	1,468
Sale and write-off of resource properties	—	—	—	—	(6,514)	—	(6,514)
Advanced exploration	70,315	24,079	6,323	—	—	—	100,717
Pre-production revenue	(37,222)	—	—	—	—	—	(37,222)
Balance, end of year	$211,635	$148,565	$468,955	$3,242	$8,892	$115,266	$956,555

(1) Includes Blakelock $4,281; Meunier $2,852 (note 6); Miscellaneous $1,759.

For the year ended December 31, 2009:

	Timmins Mine Project	Bell Creek Properties	Thunder Creek & acquired West Timmins Canadian Properties	Casa Berardi	Other(1)	Mexican Properties	Total
Balance, beginning of year	$123,062	$32,887	$3,375	$1,041	$11,743	—	$172,108
Property acquisition, assessment and maintenance	304	22,216	446,592	51	5	117,022	586,190
Bell Creek mill	—	12,120	—	—	—	—	12,120
Analytical	808	323	251	52	24	—	1,458
Geology	110	296	127	2	156	—	691
Drilling	4,476	6,674	2,709	884	57	—	14,800
Project administration	48	512	350	61	112	—	1,083
Write off of resource properties	—	—	—	—	(210)	—	(210)
Advanced exploration	51,334	14,667	1,047	—	—	—	67,048
Pre-production revenue	(6,095)	—	—	—	—	—	(6,095)
Balance, end of year	$174,047	$89,695	$454,451	$2,091	$11,887	$117,022	$849,193

(1) Includes Ti-paa-haa-kaaning $4,687; Blakelock $3,616; Abitibi $1,644; Bazooka $942; Miscellaneous $998.

Timmins Mine Project

Lake Shore Gold owns 100% of the Timmins Mine project, of which one of the claims (which does not contain any portion of the current reserves or resources on the Timmins Mine project) is subject to a 1.5% net smelter returns royalty, which the Company can purchase for $1,000. The Company was carrying out an advanced exploration program on the Timmins Mine project and realized $37,222 of pre-production revenue from the gold sales in 2010 (2009 - $6,095). The Company declared commercial production at the Timmins Mine project effective January 1, 2011.

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the Flying Post First Nation and Mattagami First Nation (“the First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with commercial production at its Timmins Mine project and exploration and advanced exploration work on the Thunder Creek property. The agreement establishes a framework for ongoing dialogue and

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

consultation, including providing business, employment and training opportunities for members of the two First Nation communities and replaces the Exploration Agreement signed with the First Nations Communities on July 18, 2008.

Thunder Creek and West Timmins Mining acquired Canadian Properties

Since November 6, 2009, the Thunder Creek property is 100% owned by Lake Shore Gold (subsequent to the acquisition of West Timmins Mining by the Company, note 8). Previously the Company had a 60% interest (with West Timmins Mining holding the remaining 40%); the Company was the operator with all work funded on a 60/40 pro-rata basis. The Company is carrying out an advanced exploration program on the property. The Thunder Creek property is subject to a 2% NSR with an annual pre-production royalty payment of $5 adjusted annually for Canadian Price Index; the advanced payments will be credited against any NSR payable in the future. Subsequent to year end, the Company issued 426,136 shares (valued at $1,666) to acquire back 1% of the NSR on the property.

Through the acquisition of West Timmins Mining, the Company also acquired approximately 120 square kilometres of additional exploration property in close proximity to Thunder Creek and the Company’s Timmins mine, including 100% ownership on the Thorne and Highway 144 properties and 51% to 55% of various other properties (“Other properties”). Certain of the Other properties are subject to net smelter royalties between 2% and 3%. On certain of the Other properties, the Company is required to make cash payments of $1,000 or issue 146,000 Lake Shore Gold common shares upon commencement of commercial production.

On March 17, 2010, the Company issued 1,058,851 shares (valued at $3,046) and 513,000 common share purchase warrants (valued at $428), pursuant to an agreement between the Company and Explorers Alliance Corporation and certain other third parties, whereby the Company acquired the remaining non-owned 49% interest in the Allerston properties and a 100% interest in certain other properties. The warrants expire on September 17, 2011 and are exercisable for common shares of the Company as follows: 75,000 at $4.75 per share and 438,000 at $3.70 per common share. The Company received the original 51% on the Allerston properties with the acquisition of West Timmins Mining.

During 2010, the Company issued 138,724 shares (valued at $434) and 25,000 treasury shares (valued at $72) for the acquisition of some small properties in Ontario.

Bell Creek Properties

Bell Creek Properties include the Bell Creek Mine and Mill, the Bell Creek West properties and Vogel and Schumacher properties with values as at December 31, 2010 and 2009 as follows:

Property	2010	2009
Mill	$55,854	$31,085
Mine	40,750	16,671
Exploration properties	51,961	41,939
Bell Creek properties	$148,565	$89,695

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Bell Creek Mine and Mill

The Company acquired the Bell Creek Mine and Mill in December 2007 from the Porcupine Joint Venture (“PJV”), a joint venture between Goldcorp Canada Ltd. (“Goldcorp”) and Kinross Gold Corporation (“Kinross”). The agreement provides for a 2% NSR on the Bell Creek Mine, payable to PJV, subsequently transferred to Goldcorp, subject to any existing underlying royalties encumbering the Bell Creek Mine. Underlying royalty agreements affect some of the Bell Creek Mine claims including three agreements with net profit interests that can be purchased outright for relatively small amounts and a 5% NSR on the Enermark Resources Inc. (“Enermark”) claims, which cover most of the resource. Any payments to Enermark will be deducted from the Goldcorp 2% NSR. Subsequent to year end, on February 21, 2011 the Company issued 2,985,074 shares to Enermark, valued at $12,059 to purchase back the Enermark 5% NSR. The Company is carrying out an advanced exploration program on the property.

Vogel and Schumacher

In March 2005, the Company acquired 100% of a mining lease on the Vogel property, located in the Timmins Gold Camp, Ontario. The Vogel property consists of one patented “Vet Lot” covering 64 hectares and lies between the Hoyle Pond and Bell Creek gold properties. The property is subject to a maximum 3% NSR with annual advance royalty payments of US$50; the advanced payments will be credited against any NSR payable in the future. A cash payment of $500 will be payable once an indicated resource (as defined by NI 43-101) of 600,000 ounces of gold or more is confirmed on the property.

In December 2005, the Company signed a twenty year lease agreement to acquire the Schumacher property (the “Schumacher agreement”) located contiguous to and west of Lake Shore Gold’s Vogel property. The agreement can be extended, at the request of Lake Shore for as many 20-year terms, as Lake Shore Gold considers necessary to completely exploit all potential resources from the property. The property is subject to a 2% NSR with advanced annual royalty payments of $25 in years 4-6 and $50 thereafter.

On March 10, 2009, the Company signed an Exploration Agreement with the Flying Post First Nation, Mattagami First Nation, Matachewan and Wahgoshig First Nations (“the Bell Creek First Nation communities”) in order to promote a cooperative and mutually respectful relationship between the communities and Lake Shore Gold as the Company moves forward with exploration and advanced exploration work on the Bell Creek Mine, Vogel and Schumacher properties. The agreement establishes a framework for ongoing dialogue and consultation, including providing business, employment and training opportunities for members of the two First Nation communities. During the year ended December 31, 2009, Lake Shore Gold issued a total of 40,000 common shares of the Company, valued at $114, to the Bell Creek First Nation communities (none in 2010).

Bell Creek West properties

On December 17, 2009, the Company acquired from Goldcorp, manager of the PJV, and Goldcorp Inc. approximately 28 square kilometers of prospective exploration property (the “Bell Creek West” properties) in the surrounding vicinity of the Bell Creek Mine and Mill. The properties, which range from a project with historic resources, the Marlhill Mine, to early stage exploration targets, are all located along the New Mine Trend, host of the PJV’s Hoyle Pond Mine and Pamour operations.

Consideration for the transaction included $15,000 of cash and 1,596,023 Lake Shore Gold common shares, valued at $6,523. The Company incurred related transaction costs of $183; as part of the

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

agreement the Company assumed environmental liabilities for clean up and remediation on the properties acquired; the liabilities are valued at $300 (2009 - $197). The PJV has retained a 2% NSR relating to any future production from the acquired properties, which are divided into five blocks; the Company has the right to buy back 1% of the NSR on four of the five blocks of properties for $2,500 for each block.

Casa Berardi

On September 6, 2007, the Company entered into an option joint venture agreement with Aurizon Mines Ltd. (“Aurizon”) to acquire a 50% interest in Aurizon’s large land position surrounding its Casa Berardi mine (‘the Casa Berardi Property”). Under the terms of the agreement, Lake Shore Gold has a 50% earn-in right in the Casa Berardi Property by incurring exploration expenditures of $5,000 over a five-year period (to September 6, 2012). As at December 31, 2010, the Company has spent a total of $4,630 on the property (gross of estimated Quebec refundable tax credits of $1,388). Lake Shore Gold is the operator during the earn-in period. If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, at the Company’s election the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore Gold will each have a 50% interest. Aurizon would then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study.

Other

During 2010, the Company wrote off exploration costs of $891 (2009 - $210) relating to various non-core properties.

Mexican Properties

The West Timmins Mining transaction also provided the Company with 100% ownership of a large land position in Mexico, including the polymetallic Montaña de Oro project, high-grade Lluvia de Oro gold-silver project, Universo gold project as well as other properties. A portion of the The Montaña de Oro property is subject to a 1% NSR. The Company is required to make annual property tax payments for the Mexican properties as well as annual payments of Mexican pesos 800 ($66) for land rights on one of the properties.

On October 27 and November 26, 2010, respectively, the Company entered into two separate option agreements with certain Mexican companies, whereby the Company can earn a 100% interest in certain other properties, located within the Company’s Universo property by paying a total of US$1,000 ($997) and a total of US$3,500 ($3,469), respectively, over 4 and 6 years, respectively for the October 27 and November 26, 2010 agreement (for more details refer to note 19). As at December 31, 2010, the Company has paid US$40, or $47 and US$180, or $182, respectively, under the October 27 and November 26, 2010 agreement.

On May 25, 2010, the Company issued 146,000 shares (valued at $450) to MacMillan Minerals Inc. (“MacMillan”), pursuant to an agreement between the Company and MacMillan whereby the Company accelerated the vesting of the 70% optioned interest in the La Violetta property (six concessions internal and adjacent to the Company’s Montaña de Oro Property in Sonora and Sinaloa States, Mexico). West Timmins, the 100% owned subsidiary of the Company since November 6, 2009, was earning the interest in the La Violetta property pursuant to a 2007 Letter Agreement with MacMillan.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

11.     CAPITAL LEASE OBLIGATIONS

The Company has entered into equipment and vehicle leases expiring between 2011 and 2014 with interest rates between 2.8% to 8.5%. Estimated minimum annual lease payments at December 31, 2010 and 2009 are as follows:

As at	December 31, 2010	December 31, 2009
2011	$6,817	$3,628
2012	6,675	2,754
2013	3,987	2,512
2014	116	1,073
Total minimum lease payments	$17,595	$9,967
Less: amount representing interest	(982)	(1,084)
Present value of capital lease obligations	$16,613	$8,883
Less: current portion	(6,159)	(3,119)
Non-current portion	$10,454	$5,764

During 2010, $718 (2009 - $429) of interest incurred for capital leases was capitalized in the resource property and deferred exploration balances

12.     ASSET RETIREMENT OBLIGATIONS

A summary of the changes in the asset retirement obligations for the years ended December 31, 2010 and, 2009 is as follows:

Year ended December 31,	2010	2009
Balance, beginning of year	$1,925	$1,461
Change in estimates	(23)	—
Liability incurred on the Timmins West property	77	72
Liability incurred on the Bell Creek Mine	—	49
Acquired with the Bell Creek West properties note 10	—	197
Accretion expense	179	146
Total asset retirement obligations	$2,158	$1,925
Less current portion (included on accounts payable and accrued liabilities):	(300)	(197)
Long term asset retirement obligations	$1,858	$1,728

Asset retirement obligations include $1,384 obligations for site reclamation and remediation on the Bell Creek Mine and Mill and $474 obligations for site reclamation and remediation on the Timmins Mine project and $300 of obligations for the Bell Creek West properties. This includes site restoration, rehabilitation and remediation of tailings pond, roads, mine infrastructure and plant and equipment.

The liability is accreted over time through charges to operating costs and, the associated costs capitalized on the related assets will be amortized over the assets’ useful lives once commercial production commences.

At December 31, 2010, the Company changed the estimate of timing of the closure for the Bell Creek Mill and Timmins Mine (to 20 and 6 years, respectively, for the Bell Creek Mill and Timmins Mine, as compared to twelve years on the original estimate). The total undiscounted estimated asset retirement liability is

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

$5,231 for the Bell Creek Mill, $873 for the Bell Creek Mine and $899 for the Timmins Mine project. In determining this amount it has been assumed that the costs will be incurred in twenty to thirty years for the Bell Creek Mine and Mill and six years for Timmins Mine project; the costs were discounted using a credit-adjusted risk-free rate ranging from 6.5% to 10%.

In view of the uncertainties concerning the preparation of the cost estimate, the ultimate cost of asset retirement obligations could differ materially from the estimated amounts. Any future changes to the liability as a result of changes in regulations, laws or assumptions used would be recognized prospectively.

13.     FUTURE INCOME TAXES

The provision for income taxes in the consolidated statement of (loss) income and deficit represents an effective rate different than statutory rate of 31% (2009 — 31%) computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

Year ended December 31,	2010	2009
Loss before income taxes	$(9,898)	$(9,694)
Computed income tax recovery at Canadian statutory rates	3,068	3,005
Non-deductible expenses	(1,421)	(471)
Future tax rate adjustments	(594)	9,360
Other	106	(65)
Future income tax recovery	$1,159	$11,829

The tax effect of temporary differences that gives rise to the Company’s net future income tax liability is as follows:

As at December 31,	2010	2009
Future income tax assets
Operating losses carried forward	$26,589	$15,869
Property, plant and equipment	1,765	2,380
Share issue costs	2,228	1,730
Asset retirement obligations	549	432
Total future income tax assets	$31,131	$20,411
Future income tax liabilities
Resource properties and deferred exploration	$(178,454)	$(173,386)
Investments	(774)	—
Total future income tax liability	(179,228)	(173,386)
Net future income taxes	$(148,097)	$(152,975)

The renunciation in 2010, of $21,232 in expenditures related to flow through funds raised in 2009, resulted in a $5,308 (year ended December 31, 2009 — $Nil) reduction in share capital with a corresponding increase to future income tax liability. All expenditures renounced were spent by the Company as at December 31, 2010.

The Company has losses carried forward of $3,700 available for tax purposes in Mexico expiring between 2013 and 2019. The Company has not recognized the tax effect of Mexico losses as at December 31, 2010 and 2009. The Company recorded a foreign exchange loss of $258 in 2010 ($Nil in same periods in 2009) due to the translation of the future tax liabilities of the Company’s Mexico operations.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

14.     SHARE CAPITAL

a) Authorized unlimited common shares without par value.

b) During the years ended December 31, 2010 and 2009, changes in issued share capital were as follows:

	Year ended December 31, 2010		Year ended December 31, 2009
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of year	345,294,726	$827,795	175,354,885	$252,872
Public offering, net of share issue costs of $3,719*	24,725,000	84,498	37,232,056	57,995
Private placements, net of share issue costs of $332* (2009 - $671*)	1,273,036	7,282	20,553,929	92,329
Issued on acquisition of West Timmins Mining, net of share issue costs of $128* note 8	—	—	103,951,125	399,045
Exercise of options (including transfer of $4,229) (2009 - $7,792) from contributed surplus)	2,488,315	7,356	4,308,792	12,389
Exercise of warrants (including transfer of $10,678 (2009 - $1,473) from contributed surplus)	3,841,598	14,859	2,282,916	6,632
Renunciation of flow-through shares note 11	—	(5,308)	—	—
Treasury shares note 10	25,000	95	(25,000)	(95)
Issued as part of resource properties agreements and for services note 10	1,359,575	3,979	1,636,023	6,628
Balance, end of year	379,007,250	$940,556	345,294,726	$827,795

* Share issue costs includes a $1,356 (2009 - $1,266) adjustment for recovery of income tax.

Public offering

On September 10, 2010, the Company completed a bought-deal financing (the “Financing”) pursuant to an underwriting agreement dated August 24, 2010 between the Company and a syndicate of Banks led by BMO Capital Markets (collectively, the “Underwriters”). The company raised gross proceeds of $88,218 through the issuance of 22,325,000 common shares of the Company at a price of $3.50 per common shares and 2,400,000 flow-through common shares (‘flow through shares) at $4.20 per flow through share. The Underwriters received a cash commission equal to 5% of gross proceeds; in addition the Company incurred $470 of financing costs. As at December 31, 2010 the Company has spent the flow through funds raised on eligible Canadian development expenditures and on eligible Canadian exploration expenditures (“CEE”), as provided on the flow through agreements.

During 2010, 25,000 treasury shares valued at $95 were issued to a third party as consideration for a property in Ontario; the property was valued at $72 (the value of shares at time of acquisition of the property) with the difference of $23 recorded to Deficit. The Company no longer holds any treasury shares.

On March 5, 2009, the Company completed a bought-deal financing pursuant to an underwriting agreement between the Company and a syndicate of Banks led by Scotia Capital Inc. (collectively, the “underwriters”). The Company raised gross proceeds of $60,687 through the issuance of 30,615,871 common shares of the Company at a price of $1.55 per common share and 6,616,185 flow through shares at $2.00 per flow through share. The underwriters received a cash commission equal to 5% of gross proceeds. The flow through funds raised was spent as at December 31, 2009 on CEE.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Private placements

On October 14, 2010, the Company and Hochschild Mining plc (“Hochschild”), a related party through ownership of the Company and representation on the Company’s Board of Directors, entered into an agreement with RBC Capital Markets, BMO Capital Markets and CIBC World Markets (the “Syndicate”) through which the Syndicate purchased 109,000,000 of the common shares of Lake Shore Gold held by Hochschild, on a bought deal basis, at a price of C$3.60 per share for sale to the public. Immediately following the closing of the offering, which occurred in November 2010, Hochschild held approximately 5.7% of the issued and outstanding common shares of the Company, ceasing to be a related party to the Company. On February 8, 2011, Hochschild sold its remaining 5.7% interest in the Company.

On February 16, 2010, the Company issued 1,273,036 shares, representing the second tranche of the non-brokered structured flow-through financing announced on November 19, 2009, for gross proceeds of $7,614; total gross proceeds from the financing, including $8,000 (first tranche) received on December 29, 2009 were $15,614. As at December 31, 2010 the Company has spent $11,221 on CEE; the Company has until December 31, 2011, to spend the remaining $4,393 raised by issuing flow through shares on CEE.

On December 4, 2009, the Company completed a private placement with Hochschild, raising gross proceeds of $85,000 through the issuance of 19,187,359 shares. At December 31, 2009, Hochschild’s shareholding in the Company on a fully diluted basis was 36%.

c)            Stock Options

As at December 31, 2010, the Company had 19,939,519 options outstanding of which 6,700,518 were exercisable. Under the Company’s stock option plan, options may not be granted for a term exceeding ten years and the minimum exercise price cannot be less than the volume weighted average closing price of the Company’s common shares on the Toronto Stock Exchange, for the five trading days preceding the grant of the option. All options granted to date have been for a term of five years. The maximum number of options issuable by the Company is 10% of the issued and outstanding common shares. The Board of Directors determines the vesting terms of the options which vary between grants, from vesting half on grant date and half in the first anniversary of the grant date to vesting in three equal amounts in a three year period from the grant date.

A summary of the changes in the Company’s incentive share option plan for the years ended December 31, 2010 and 2009 are as follows:

Year ended December 31,	2010		2009
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Outstanding, beginning of year	12,993,720	$1.90	10,380,000	$1.37
Granted	10,149,000	$3.61	3,244,500	$3.73
Issued in conection with the acquisition of West Timmins Mining note 8	—	$0.00	4,370,179	$0.96
Exercised	(2,488,315)	$1.26	(4,308,792)	$1.07
Forfeited	(714,886)	$1.49	(692,167)	$1.66
Outstanding, end of year	19,939,519	$2.86	12,993,720	$1.90
Exercisable, end of year	6,700,518	$1.76	7,219,214	$1.42

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2010:

		Weighted-
	Number of	Average		Number of	Weighted
	Options	Remaining Years	Weighted Average	Options	Average
Exercise Price Range	Outstanding	of Contractual life	Exercise Price	Exercisable	Exercise Price
$0.00-$0.99	3,091,201	2.5	$0.78	2,150,867	$0.76
$1.00-$1.99	3,463,568	2.1	$1.69	3,163,567	$1.72
$2.00-$2.99	461,250	3.4	$2.12	461,250	$2.12
$3.00-$3.99	10,449,000	4.7	$3.61	120,000	$3.68
$4.00-$5.00	2,474,500	3.9	$4.13	804,834	$4.12
	19,939,519			6,700,518

d)            Stock-Based Compensation

Stock-based compensation recognized in the year is allocated to corporate costs (options granted to corporate employees and directors), general exploration (options granted to individuals involved in exploration work of a general reconnaissance nature), and capitalized as part of resource properties and deferred exploration (options granted to individuals involved on the specific projects included in resource properties and deferred exploration). The Company capitalized $2,799 of stock based compensation during 2010 (2009 - $812).

The allocation on the consolidated statement of income (loss) and deficit for the years ended December 31, 2010 and 2009 was as follows:

Year ended December 31,	2010	2009
Corporate costs	$3,350	$1,678
General exploration	110	14
Total stock-based compensation	$3,460	$1,692

Stock-based compensation was determined using the Black-Scholes option pricing model. A weighted average grant-date fair value of $1.78 (2009 — $1.90) for options granted was estimated using the following assumptions: no dividends are to be paid; volatility of 67% to 69% (2009 — 69%); risk free interest rate of 1.8% to 2.5% (2009 — 1.63% to 2.44%) and expected life of 3.5 years (2009 — 3.5 years)

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual stock options and the Company is not required to make payments for such transactions.

e)            Warrants

As at December 31, 2010 and 2009, the following warrants were outstanding and exercisable:

December 31, 2010				December 31, 2009
	Number of	Exercise			Number of	Exercise	Expiry
Date issued	warrants	price	Expiry date	Date issued	warrants	price	date
March 17, 2010	438,000	$3.70	September 17, 2011	November 6, 2009	1,707,731	$0.89	July 30, 2010
March 17, 2010	75,000	$4.75	September 17, 2011	November 6, 2009	282,705	$0.89	August 5, 2010
				November 6, 2009	1,906,733	$1.30	December 4, 2010
	513,000				3,897,169

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

The warrants issued in 2010, as part of the Explorers agreement (note 10) were valued at $428, using the Black-Scholes option pricing model. A weighted average grant-date fair value of $0.83 for warrants granted was estimated using the following assumptions: no dividends are to be paid; volatility of 79%; risk free interest rate of 1.2% and expected life of 18 months. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual warrants and the Company is not required to make payments for such transactions.

As part of the West Timmins Mining acquisition, the Company issued 4,180,085 warrants (note 8); to December 31, 2010, a total of 3,841,598 warrants were exercised (282,916 warrants to December 31, 2009) for proceeds of $4,182 (2009 - $340), and the remaining 55,571 warrants expired unexercised. $10,678 was transferred from contributed surplus to share capital (2009 - $761), representing value of warrants exercised at date of issuance.

During 2009, the Company received cash proceeds of $4,820 from the exercise of 2,000,000 warrants issued in previous years; $712 was transferred from contributed surplus to share capital, representing value of warrants at date of issuance.

f)              Contributed Surplus

Year ended December 31,	2010	2,009
Balance, beginning of year	$25,940	$7,982
Stock-based compensation	6,259	2,504
Options and warrants issued on the West Timmins Mining acquisition, note 8	—	24,719
Stock options exercised	(4,229)	(7,792)
Warrants granted, note 10	428	—
Warrants exercised	(10,678)	(1,473)
Balance, end of year	$17,720	$25,940

g)           Accumulated Other Comprehensive Income

Year ended December 31,	2010	2009
Balance, beginning of year	$26	—
Other comprehensive income, net of tax	929	26
Balance, end of year	$955	$26

h)           Basic and Diluted Income (Loss) per share

The impact of the outstanding options and warrants for the year ended December 31, 2010 have not been included in the calculation of loss per share as the impact would be anti-dilutive. The diluted income (loss) per share for the year ended December 31, 2010 and 2009 is calculated as follows:

Year ended December 31	2010	2009
Net (loss) income for the year	$(8,739)	$2,135
Weighted average diluted number of common shares outstanding	357,506	229,753
Diluted (loss) income per share	$(0.02)	$0.01

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

The diluted number of shares outstanding at December 31, 2010 and 2009 is as follows:

Year ended December 31	2010	2009
Weighted average commons share outstanding	357,506	224,278
Incremental shares stock compensation options	—	2,150
Incremental shares warrants	—	3,325
Weighted average diluted number of common shares outstanding	357,506	229,753

15.     REVOLVING CREDIT FACILITY

On February 28, 2011, the Company finalized a US$50 million three-year, corporate revolving credit facility with UniCredit (term sheet signed during 2010). Funds drawn on the Facility will be used for capital expenditures related to the Company’s projects, principally its Timmins Mine, Thunder Creek, the Bell Creek Complex and Bell Creek Mill, and for general corporate purposes. The interest rate on the Facility will be based on LIBOR plus an applicable rate between 3.5% to 4.5% (based on specific EBITDA/Debt ratios) and a 2.5% one time structuring fee. The Facility will also include a 1.5% per annum commitment fee on undrawn amounts. There is no hedging requirement related to the Facility included in the term sheet.

The Company paid US$400 ($414) of structuring fees to UniCredit in 2010 and incurred $229 of other related expenses ($643 included in exploration advances and other receivables as at December 31, 2010 and to be amortized over the term of the agreement).

16.     FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

FINANCIAL INSTRUMENTS

The carrying values of the financial assets and liabilities at December 31, 2010 and 2009 are as follows:

As at December 31,	2010	2009
Financial Assets
Held-for-trading, measured at fair value*
Cash and cash equivalents	$92,232	$132,920
Restricted cash	5,418	4,766
Warrant investments note 5	535	247
	$98,185	$137,933
Loans and receivable, measured at amortized cost
Exploration advances and other receivables	$5,618	$3,810
Available-for-sale securities, measured at fair value
Investments in public companies note 5	$1,479	$245
Financial Liabilities
Other liabilities, measured at amortised cost
Accounts payable and accrued liabilities	$23,423	$19,352

* The above were designated as held for trading upon initial recognition

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

FAIR VALUES

The fair values of cash and cash equivalents, restricted cash, exploration advances and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair value on the balance sheet is as follows:

	2010	2009
As at December 31,	Level 1	Level 1
Cash and cash equivalents	$92,232	$132,920
Investments in public companies note 5	$1,479	$245
Restricted cash	$5,418	$4,766

	Level 2	Level 2
Warrant investments note 5	$535	$247

The Company does not have financial instruments with Level 3 inputs.

RISK MANAGEMENT POLICIES

The Company is sensitive to changes in future commodity prices, foreign exchange rates for the US dollar and interest rates. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. Currently the Company has not entered into any options, forward and future contracts to manage its price-related exposures. Similarly, derivative financial instruments are not used to reduce these financial risks.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to exploration advances and receivables, which consist of goods and services tax due from the Federal Government of Canada and refundable tax credits for resources due from the Government of Quebec. The Company’s excess cash at December 31, 2010, is invested in very liquid low risk accounts in A rated Canadian Banks, direct obligations or fully guaranteed obligations of AAA rated Canadian provinces and Government of Canada Treasury Bills.

The Company has no significant concentration of credit risk arising from operations. Management believes that the credit risk concentration with respect to financial instruments included in other assets is remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2010, the Company has a cash and cash equivalents balance of $92,232 (2009 — $132,920) to settle current liabilities of $29,582 (2009 — $22,471). Starting from February 28, 2011 (note 15), the Company can also draw on the debt Facility of U&S $50.0 million with UniCredit. All of the Company’s financial liabilities are subject to normal trade terms.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

Market Risk

a. Interest rate risk

As at December 31, 2010, the Company has significant cash balances and no debt. The Company’s current policy is to invest excess cash in very low risk investments with banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks and investments.

The Company is exposed to short term interest rates through the interest earned on cash and Treasury Bill’s balances. A 1% change in short term rates would change the interest income and net loss of the Company, assuming that all other variables remain constant, by approximately $280 in 2011 (2010 - $416).

b. Price risk

The Company is exposed to price risk with respect to future gold prices which impacts the future economic feasibility of its resource properties. Currently the Company is not involved in any hedging transactions.

c. Foreign currency exchange risk

The Company is exposed to foreign currency exchange risk with respect to future gold sales, since gold sales will be denominated in United States Dollars (US$) and the Company’s functional currency is Canadian dollar. The movements on US$ rates may impact the future economic feasibility of the Company’s exploration properties. The Company is also exposed to foreign currency exchange risk with respect to exploration expenditures denominated in Mexican pesos; the Company considers the exposure risk to movements in Mexican pesos rates not significant.

17.     RELATED PARTY TRANSACTIONS

The 2010 related party transactions with RT Minerals and Northern Superior (for the later, transactions after May 27, 2010, see below) and Hochschild are discussed in notes 6 and 14. In addition, during the fourth quarter of 2010, the Company, as the operator for the Meunier property (note 6), charged $747 to RT Minerals for its obligations under the Meunier option agreement. As at December 31, 2010, there is $412 due from RT Minerals in exploration advances and other receivable which were received subsequent to year end. There were no other related party transactions for 2010. The following are related party transactions for the year ended December 31 2009:

The Company charged $87 to Northern Superior in 2009. The charges were for certain corporate governance, finance, investor relations and accounting and administrative services the Company provided to Northern Superior under an administrative service agreement entered into in June 2008 and terminated on April 30, 2009, from which date, Northern Superior ceased to be a related party of the Company, until the Company’s acquisition of a 19.05% interest on May 27, 2010 (note 6).

During 2009, Northern Superior, the joint venture operator for the Ti-pa-ha-kaa-ning property, charged the Company $216, for the Company’s share for the property expenditures. As at December 31, 2009, there was $87 due to Northern Superior included in accounts payable.

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

18.     SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities
Year ended December 31,	2010	2009

Resource properties

Finalization of the purchase price allocation (2010) / Value allocated on the West Timmins Mining acquisition (2009) (note 8)	$(8,990)	$563,596
Value allocated on the acquisition of Bell Creek West properties (note 10)	103	6,707
Increase in working capital related to resource properties	1,756	2,122
Write-off / sale of resource properties and deferred exploration	(3,695)	(210)
Depreciation of property, plant and equipment capitalized	5,508	2,705
Asset retirement obligations change in estimate and incurred	54	122
Stock based compensation capitalized (gross of future taxes) (note 14(d))	3,734	813
Shares and warrants issued as part of resource property agreements (including treasury shares)	4,430	114
Interest capitalized (capital leases)	672	—

Share capital

Shares issued on acquisition of West Timmins Mining (net of share issue costs) (note 8)	$0	$399,045
Shares issued for resource properties (including treasury shares), and consulting services	4,091	6,628
Transfer of amounts from contributed surplus (note 14(f))	14,907	9,265
Future tax recovery on share issue costs	1,356	1,266
Flow through shares expenditures renounced recorded as adjustment to share issue costs	(5,308)	—

Interest received	$213	$414
Income taxes paid	—	—

Cash and cash equivalents consist of:
Cash	$23,686	$44,220
Short term investments	68,546	88,700
	$92,232	$132,920

19.     COMMITMENTS AND CONTINGENCIES

In addition to commitments and contractual obligations under various property agreements (notes 10 and 14), the Company’s existing contractual obligations are as follows:

LAKE SHORE GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(in thousands of dollars, except as the per share amounts)

						2016 and
	2011	2012	2013	2014	2015	thereafter	Total
Office rent	$431	$433	$429	$179	$179	$0	$1,651
Capital leases and other	7,166	7,024	4,335	464	349	698	20,036
Mexican resource property agreements note 10*	163	287	396	792	495	2,104	4,237
	$7,760	$7,744	$5,160	$1,435	$1,023	$2,802	$25,924

* According to the agreements the payments are denominated in US$s. The amounts above are translated to Canadian dollars using December 31, 2010 exchange rate.

20.     SEGMENTED INFORMATION

The Company’s one reportable segment is the acquisition and exploration of mineral properties. Geographic information as at December 31, 2010 and 2009 is as follows:

As at December 31,	2010	2009
Resource properties and deferred exploration
Canada	$841,289	$732,171
Mexico	115,266	117,022
	$956,555	$849,193
Property, plant and equipment
Canada	$51,725	$28,701
Mexico	8	22
	$51,733	$28,723

21.     SUBSEQUENT EVENTS

The following subsequent events are described in detail in notes 6, 10 and 15:

On February 28, 2011, the Company finalized a US$50 million three-year, corporate revolving credit facility with UniCredit (note 15).

On February 17, 2011, the Company signed an Impact and Benefits Agreement with the First Nation communities for its Timmins Mine project and exploration and advanced exploration work on the Thunder Creek property (note 10, Timmins Mine project).

Subsequent to year end, the Company interest in Northern Superior increased to 26.49% (note 6).